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SEC FILE NUMBER
001-39429
CUSIP NUMBER
382864106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gores Holdings V, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

9800 Wilshire Blvd.

Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90212

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Gores Holdings V, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (“SEC”) together issued a public statement (the “SEC Statement”) on accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”). The SEC Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The SEC Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.”

The Company previously classified its public warrants and private placement warrants issued in connection with the Company’s initial public offering (the “Warrants”) as equity instruments. Upon further consideration of the rules and guidance, management of the Company concluded that the Warrants are precluded from equity classification. As a result, the Warrants should be recorded as liabilities on the balance sheet and measured at fair value at inception and on a recurring basis with changes in fair value recognized in the statement of operations in accordance with applicable accounting standards.

On May 7, 2021, the Company’s management and the Audit Committee of the Company’s Board of Directors, after consultation with management and a discussion with KPMG LLP, the Company’s independent registered public accounting firm, concluded that its audited balance sheet as of August 10, 2020; its audited financial statements for the period from June 25, 2020 (inception) through December 31, 2020; and its unaudited interim financial statement as of and for the quarter ended September 30, 2020 (collectively, the “Non-Reliance Periods”) should no longer be relied upon and are to be restated due to the error described above.

On May 10, 2021, the Company filed a Form 8-K announcing that its financial statements for the Non-Reliance Periods should no longer be relied upon. On May 10, 2021, the Company also filed a Form 10-K/A to amend the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 to restate the financial statements for the Non-Reliance Periods. The Company is reviewing the impacts of the corrections on the Company’s unaudited financial statements for the quarterly period ended March 31, 2021. As a result of the foregoing, as well as the time and dedication of resources needed to prepare the Form 10-Q, the Company was unable to provide complete financial results for the quarterly period ended March 31, 2021 and file the Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company is working diligently and currently expects to file its Form 10-Q within five calendar days, but ultimately may not be able to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Andrew McBride	310	209-3010
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is a blank check company formed for the purposes of effecting a business combination with one or more businesses. The Company was incorporated under the laws of Delaware on June 25, 2020, and, as a result there is no corresponding quarterly information for the period ended March 31, 2020.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the completion of the Company’s quarterly review procedures, many of which are outside the Company’s control, the Company’s expectations with respect to the timing of the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in our Annual Report on Form 10-K/A filed with the SEC on May 10, 2021 and in subsequent reports filed with the SEC. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Gores Holdings V, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.